Exhibit 99.1

UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2025

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	September 30, 2025 (Unaudited)	December 31, 2024 (Audited)
		$	$
ASSETS
Current assets:
Cash and cash equivalents		52,932,614	38,930,957
Receivables and prepaid expenses	4	1,385,335	683,655
		54,317,949	39,614,612
Non-current assets:
Mining concession asset	5	10,522,766	—
Property, plant and equipment	6	10,111,966	680,062
Intangibles		60,000	—
VAT receivable	8	3,370,821	2,261,717
		24,065,553	2,941,779
Total assets		78,383,502	42,556,391
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		6,929,848	2,229,583
Provision for environmental remediation	9	511,601	—
Warrants liability	10	—	3,163,115
Current portion of lease liability	11	603,885	82,795
Current portion of other long-term liabilities	12	3,666,485	—
		11,711,819	5,475,493
Non-current liabilities:
Lease liability	11	1,118,743	72,732
Other long-term liabilities	12	4,587,714	—
Total liabilities		17,418,276	5,548,225
Equity:
Share capital	16	146,853,266	102,256,065
Contributed surplus		32,761,031	17,110,478
Deficit		(118,649,071)	(82,358,377)
		60,965,226	37,008,166
Total liabilities and equity		78,383,502	42,556,391

Commitments, options agreements and contingencies	21
Subsequent events	22

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Jasper Bertisen
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

		For the three months ended September 30		For the nine months ended September 30
	Note	2025	2024	2025	2024
		$	$	$	$
Expenses
Exploration and evaluation	19(a)	(8,794,460)	(4,500,209)	(21,086,342)	(13,519,980)
General and administration	19(b)	(2,449,547)	(1,446,653)	(6,583,972)	(3,871,936)
		(11,244,007)	(5,946,862)	(27,670,314)	(17,391,916)
Other income (expense)
Revaluation of warrants liability	10	—	(647,528)	(10,564,474)	(181,321)
Foreign exchange gain (loss)		(50,274)	99,342	582,866	(362,445)
Other income (expense)		128	—	1,186	79
Net loss before finance items and income tax		(11,294,153)	(6,495,048)	(37,650,736)	(17,935,603)
Finance income (expense)
Interest income		631,981	224,271	1,711,524	736,823
Finance costs	19(c)	(181,595)	(29,723)	(351,482)	(158,876)
Net loss before income tax		(10,843,767)	(6,300,500)	(36,290,694)	(17,357,656)
Income tax		—	—	—	—
Net loss and comprehensive loss		(10,843,767)	(6,300,500)	(36,290,694)	(17,357,656)
Basic and diluted loss per common share	17	(0.13)	(0.09)	(0.44)	(0.26)
Weighted average common shares outstanding, basic and diluted	17	84,854,580	68,272,013	82,846,305	66,321,577

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the nine months ended	Note	September 30, 2025	September 30, 2024
		$	$
Cash flows from (used in) operating activities
Net loss		(36,290,694)	(17,357,656)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		10,564,474	181,321
Finance costs expensed	19(c)	196,543	105,172
Foreign exchange (gain) loss		(582,867)	362,445
Share-based compensation	19(b)	1,922,962	975,409
Depreciation and amortization	19 (a),(b)	579,573	248,130
Net changes in working capital items	20(a)	958,432	(1,029,125)
		(22,651,577)	(16,514,304)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	16	36,357,305	13,925,729
Cash costs related to issuance of shares		(172,887)	(702,386)
Financing costs paid		—	(65,849)
Cash proceeds from warrant exercises	16, 10(b)	7,857,044	4,351,656
Cash received from option exercises	16	555,739	777,862
Lease payments	11	(515,096)	(86,387)
		44,082,105	18,200,625
Cash flows from (used in) investing activities
Mining concession asset	5	(6,675,000)	—
Acquisition of property, plant and equipment	6	(1,208,476)	(92,151)
Intangible		(60,000)	—
		(7,943,476)	(92,151)
Net change in cash and cash equivalents during the period		13,487,052	1,594,170
Cash and cash equivalents, opening balance		38,930,957	14,166,196
Foreign exchange effect on cash balances		514,605	(240,448)
Cash and cash equivalents, end of period		52,932,614	15,519,918

For the nine months ended	Note	September 30, 2025	September 30, 2024
		$	$
Non-cash transactions:
Mining concession asset	5	3,847,766	—
Acquisition of property, plant and equipment	6	6,893,496	—
Additions of right-of-use assets (ROU)		1,560,537	—
		12,301,799	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2025		77,602,208	102,256,065	17,110,478	(82,358,377)	37,008,166
Issuance of shares – Offering March 2025	16	4,741,984	36,357,305	—	—	36,357,305
Share issue costs	16	—	(172,887)	—	—	(172,887)
Exercise of warrants	16, 10(b)	2,250,000	7,857,044	13,727,590	—	21,584,634
Exercise of options	16, 18	263,084	555,739	—	—	555,739
Share-based compensation	19(b)	—	—	1,922,963	—	1,922,963
Net loss for the period		—	—	—	(36,290,694)	(36,290,694)
Balance September 30, 2025		84,857,276	146,853,266	32,761,031	(118,649,071)	60,965,226
Balance January 1, 2024		61,234,906	53,972,765	14,159,006	(55,409,455)	12,722,316
Issuance of shares – Offering March 2024	16	4,500,000	13,925,729	—	—	13,925,729
Fair value of warrants issued		—	(1,193,634)	—	—	(1,193,634)
Share issue costs	16	—	(702,386)	—	—	(702,386)
Exercise of warrants	16	1,836,150	4,351,656	1,784,361	—	6,136,017
Exercise of options	16, 18	744,917	777,862	—	—	777,862
Share-based compensation	19(b)	—	—	975,409	—	975,409
Net loss for the period		—	—	—	(17,357,656)	(17,357,656)
Balance September 30, 2024		68,315,973	71,131,992	16,918,776	(72,767,111)	15,283,657

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021, under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. On July 17, 2024, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) (collectively IFRS Accounting Standards) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS Accounting Standards, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in Notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2024 and have been consistently applied throughout all periods presented as if these policies had always been in effect with the exception of the following:

Accounting policies:

Exploration and evaluation expenditures

The Company has expanded its accounting policy in respect of the exploration and evaluation expenditures whereby the cost of acquiring mining concessions contracts are capitalized as mining concession assets, where such costs can be directly associated with a specific area of interest and meet the recognition criteria for an asset. Other exploration and evaluation expenditures—such as exploratory drilling, sampling, and surveying, and option payments—continue to be expensed as incurred, until management determines the mineral interest to be technically feasible and commercially viable. The Company did not change its accounting policy for exploration and evaluation expenditures and, therefore, retroactive application was not required.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Provisions

The Company has expanded its accounting policy to include provisions for environmental remediation assumed by the Company in connection with the acquisition of a mining concession asset. The provision arises from a present obligation established by past events, where settlement is probable and the amount can be reliably estimated in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. Management has evaluated the requirement to undertake environmental remediation in the near term to ensure compliance with regulatory and operational obligations. The provision reflects the best estimate of the expenditure necessary to settle the obligation and is capitalised as part of the cost directly attributable to the acquisition of the mining concession. This provision is subject to regular review and is adjusted to reflect any changes in estimates or circumstances.

Significant judgments and estimates:

Mining Concession Asset

Management exercises significant judgment in determining the appropriate timing for the recognition of a mining concession asset given that regulatory approvals are required, and payment has not been made in full as of September 30, 2025. As of September 30, 2025, the Company has recognized both an asset and a corresponding liability (for the unpaid portion) relating to the acquisition of mining concession contracts. This recognition is based on the existence of a legally binding agreement to acquire the mining concession contract, and management’s determination that control of the asset has effectively transferred to the Company. However, the transaction remains subject to final regulatory approval by Colombian authorities and future cash settlements. The Company considers the receipt of regulatory approval to be highly probable (See Note 5 and Note 22).

Provision for environmental remediation

The Company has recognized provisions for environmental obligations associated with the treatment and closure of two tailings ponds and a waste dump assumed as part of the Company’s acquisition of a mining concession contract. Estimating the future costs of these obligations requires significant management judgment, particularly in the following areas:

●	The expected timing of asset retirement and the associated cash outflows;

●	The applicable regulatory and environmental requirements;

●	The estimated costs of other remediation activities including dismantling, removal, and restoration;

●	The appropriate discount rate used to present value the future obligation.

These estimates are inherently uncertain, as they are based on current legal requirements and technologies, which may change. As a result, actual costs may differ significantly from the estimated provision.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on November 12th, 2025.

3.	NEW ACCOUNTING STANDARDS

The following new standards and amendments to existing standards were issued by the IASB and are expected to be adopted by the Company in 2025 or later.

(a)	IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”) - In April 2024, IFRS 18, was issued to achieve comparability of the financial performance of similar entities. The issuance of IFRS 18 is expected to have a substantive impact on financial statements, including potential changes to the structure of the income statement and various disclosure requirements. The standard, which replaces IAS 1, “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is assessing the potential impact of the standard on its consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	September 30, 2025	December 31, 2024
	$	$
Prepaid expenses	1,046,195	517,442
Advance to suppliers	298,509	72,082
Other receivables (a)	40,631	94,131
	1,385,335	683,655

(a)	Prepaid expenses

Prepaid expenses are recognised as assets when payments are made for services to be received in future periods. As of December 31, 2025, Prepaid expenses amount to $1,046,195 (December 31, 2024 – $517,442) and mainly include: Directors and Officers insurance by $466,890 and easement payments by $372,664 which represents payments to landowners to secure access rights and permits for drilling rig installation and other exploration works.

(b)	Other receivables

Included in other receivables is $40,631 (December 31, 2024 – $79,692) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

5.	MINING CONCESSION ASSET

Mining concession asset consists of the following:

As at	September 30, 2025	December 31, 2024
	$	$
Opening balance	—	—
Addition: Original acquisition cost – First Guayabales Option (a)	9,833,334	—
Addition: Environmental remediation – First Guayabales Option (b)	490,434	—
Addition: Original acquisition cost – Other mining concessions (c)	750,000	—
Fair value adjustment	(551,002)	—
	10,522,766	—

(a)	First Guayabales Option

On June 23, 2025, the Company has exercised its option to acquire the mining concession contract under the option agreement entered into on June 24, 2020 (the “First Guayabales Option”). As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales Option. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement (See Note 7(a)(i)).

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the optionor under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion) (See Note 12).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

In addition, the Company also received certain surface assets pursuant to the exercise of the option agreement related to small-scale mining operation currently operated by a third party within the boundaries of the property. Management is currently reviewing the valuation of these assets. Accordingly, the allocation of the cost associated with acquiring the mining concession contract is preliminary and subject to change upon completion of the final asset valuations and allocations.

(b)	Environmental remediation

As part of the acquisition of the mining concession contract, the Company has recognised a provision for environmental remediation of $490,434 (See Note 9). This amount specifically covers the treatment and closure of two small tailings ponds and a waste dump. The obligation arises from past activities conducted in the concession area prior to the Company’s acquisition (See Note 7(a)(i)).

In accordance with IAS 37 Provisions, Contingent Liabilities, and Contingent Assets, the provision represents the estimated present obligation for remediation. Consistent with IAS 16, Property, Plant and Equipment, the related cost has been capitalised as part of the acquisition cost of the mining concession, as it is directly attributable to the acquisition of the mining concession contract.

(c)	Other Mining Concessions

On July 16, 2025, the Company signed an agreement to acquire a mining concession for a total consideration of $750,000. The present value of the total consideration is determined to be $703,401 using a discount rate of 9.25% for the period 2025–2027.

In accordance with the Company’s accounting policy under IFRS 6, the total consideration owing to the seller under the amended agreement has been reflected as a mining concession contract with a corresponding financial liability (for the unpaid portion). As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $328,559(See Note 12).

6.	PROPERTY, PLANT AND EQUIPMENT

Equipment and other fixed assets consist of the following:

	Land and Buildings (a)	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (b)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2025	58,749	343,704	34,123	96,971	146,515	680,062
Additions	8,081,973	132,994	35,011	15,875	1,671,793	9,937,646
ROU New measurement	—	—	—	—	74,327	74,327
Disposals and write-downs	—	(234)	(1,093)	—	—	(1,327)
Depreciation (c)	(2,495)	(115,448)	(50,699)	(37,511)	(372,589)	(578,742)
Net book value, September 30, 2025	8,138,227	361,016	17,342	75,335	1,520,046	10,111,966
Balance, September 30, 2025
Cost	8,147,849	737,783	244,610	311,485	1,892,633	11,334,360
Accumulated depreciation	(9,622)	(376,767)	(227,268)	(236,150)	(372,587)	(1,222,394)
Net book value	8,138,227	361,016	17,342	75,335	1,520,046	10,111,966

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (b)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2024	62,075	335,433	64,636	87,541	106,534	656,219
Additions	—	133,217	29,905	75,800	124,778	363,700
Depreciation (c)	(3,326)	(124,946)	(60,418)	(66,370)	(84,797)	(339,857)
Net book value, December 31, 2024	58,749	343,704	34,123	96,971	146,515	680,062
Balance, December 31, 2024
Cost	65,876	605,459	220,469	295,611	244,628	1,432,043
Accumulated depreciation	(7,127)	(261,755)	(186,346)	(198,640)	(98,113)	(751,981)
Net book value	58,749	343,704	34,123	96,971	146,515	680,062

(a)	Lands

In September 2025, the Company completed two land acquisitions within the Guayabales Project area. These acquisitions consolidate ownership of areas strategically located for the future infrastructure and operational development of the Apollo discovery.

Land additions include the following:

■	On September 18, 2025, the Company entered into a four-year agreement to acquire land with fixed terms of payment for a total consideration of $6,000,000. The present value of the total consideration is determined to be $5,307,846 using a discount rate of 9.50% for the period 2025–2029. Accordingly, land has been recognized at this amount, with a corresponding financial liability recorded (refer to Note 12).

■	On September 12, 2025, the Company entered into an agreement to purchase land for total consideration of $2,562,014. As at September 30, 2025, the remaining liability outstanding for this agreement is $2,050,604. The liability was fully settled in October 2025.

(b)	Right of use assets

Right of use assets as at September 30, 2025, are comprised of one vehicle lease agreement with an initial term of 3 years, two warehouse leases, each one with an initial term of 3 years, one office lease with an initial term of 1 year, renewable for additional 1-year terms, and a second office lease with a term of 6 years. The value of additions is determined as the present value of lease payments at the inception of the lease (See Note 11).

(c)	Depreciation

Depreciation expense for the three and nine months ended September 30, 2025 of $203,537 and $578,742, respectively (three and nine months ended September 30, 2024 - $89,252 and $248,132, respectively), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss (See Note 19 (a),(b)).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

7.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales Project consists of mining titles, exploration applications, three mining concession option agreements and a number of surface rights option agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company has entered into four option agreements (the “First Guayabales Option”, the “Second Guayabales Option”, the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore, develop and acquire exploration property within the Guayabales Project.

On June 23, 2025, the Company accelerated the terms of the First Guayabales Option agreement and as a result will effect the transfer of 100% of the mining concession contract into its name. The formal transfer is expected to be completed in the fourth quarter of 2025 from the Colombian National Mining Agency (“ANM”).

In September 2025, the Company secured two additional option agreements (the “Third Guayabales Option” and the “Fourth Guayabales Option”) with third parties to explore and acquire mining concessions.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights.

First Guayabales Option – Executed Agreement

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement. The Company met these commitments and has entered Phase 2 of the agreement.

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% net smelter return (“NSR”) commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

●	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

●	pay a one-time payment of $8,000,000 in lieu of the NSR.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Phase 3	To commercial production	8,000,000	[1]	—	8,000,000
		12,000,000		13,000,000	25,000,000

[1]	Based on the assumption that the Company does not elect to pay the NSR.

The Company had the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company did not recognize any option payments that were payable in the future under the agreement in the consolidated statement of financial position.

On June 23, 2025, the Company has exercised its option to acquire the mining concession contract under the First Guayabales Option. As a result, the Company and the optionor executed an addendum to the original agreement pertaining to the First Guayabales option which accelerates the terms of the original agreement. Consequently, the Company has expedited the timeline for obtaining full ownership of the mining concession contract and no longer has the option to terminate the agreement.

Under the terms of the addendum, the total amount of the remaining consideration owed to the optionor remains the same as the original agreement. However, the payment schedule has been accelerated as follows:

●	$2,000,000 was payable upon signing of the amendment or shortly thereafter;

●	an additional $2,000,000 was payable within one month provided the mining concession contract transfer request to the Colombian National Mining Agency (“ANM”) has been filed;

●	an additional $2,300,000 was payable within two months following the submission of the mining concession contract transfer request; and

●	the remaining $3,533,334 is payable in six equal installments over the following three years from the date of the execution of the addendum to the agreement.

The present value of the total consideration owing to the optionor under the terms of the amended option agreement of $9,833,334 has been determined using a discount rate of 9.25% over a period from 2025 to 2028, resulting in the recognition of a mineral asset (See Note 5) of $9,328,931 and a corresponding financial liability (See Note 12). In addition, the Company has recognised a $490,434 provision for environmental remediation related to two small tailings ponds and a waste dump from activities prior its acquisition of the mining concession (See Note 9). Under IFRS 6, these costs have been capitalised as directly attributable to the acquisition, resulting in a total recognition of mining concession asset of $9,819,365 (See Note 5).

$
Original acquisition cost – First Guayabales Option	9,833,334
Less: Fair value adjustment	(504,403)
Fair value long-term liability	9,328,931
Addition: Environmental remediation (See Note 9)	490,434
Mining concession asset	9,819,365

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three and nine months ended September 30, 2025, the Company has recognized $5,967,522 and $15,352,828, respectively (three and nine months ended September 30, 2024 – $2,232,454 and $6,707,688, respectively), including option payments of $nil, respectively (three and nine months ended September 30, 2024 – $nil and $250,000, respectively), as exploration and evaluation expenses in the consolidated statement of operations in respect of the First Guayabales Option.

From inception of the Agreement to September 30, 2025, the Company has fulfilled all minimum exploration expenditure requirements under the Option Agreement up to June 23, 2025, the date on which the Company exercised its option and obtained ownership of the property. During that period, the Company recognized total exploration and evaluation expenditures of $40,862,344 in relation to the property and made total option payments of $2,166,666.

As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $3,084,242.

Mining Concession Option Agreements

i.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized $46,567 and $297,245, respectively (three and nine months ended September 30, 2024 – $122,097 and $1,701,045, respectively), including option payments of $nil and $250,000, respectively (three and nine months ended September 30, 2024 – $nil and $250,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $1,750,000.

ii.	Third Guayabales Option

On September 18, 2025, the Company entered into the Third Guayabales Option agreement to acquire mining concessions and one application, with total payments of $10,200,000 over a five-year period as follow:

●	An initial installment of $2,800,000 is payable in 2025, of which $300,000 had been paid as of September 30, 2025. The remaining balance was paid in October 2025;

●	Annual installments of $1,480,000 each year from 2026 through 2030.

Under the terms of the option agreement, the optionor and the Company are required to submit applications for the transfer of 100% of the concessions to the Company within 30 days of the execution of the agreement. The Company assumes exclusively responsibility for the management and execution of all activities within the concession areas.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized option payments of $300,000, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

iii.	Fourth Guayabales Option

On September 18, 2025, the Company entered into the Fourth Guayabales Option agreement with one owner to acquire a mining concession.

Under the terms of an option agreement, the Company has the right to explore the mining concession up until October 1, 2028 at which point it can decide to acquire the mining concession by making a one-time payment of US$7,000,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

Surface Rights Option Agreements

iv.	October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized option payments of $nil and $450,000, respectively (three and nine months ended September 30, 2024 – $nil and $400,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $1,875,000.

v.	May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement concluded on April 23, 2025, one agreement concluded on August 23, 2025, and the other one concludes on September 23, 2027. Upon conclusion of each agreement, the Company becomes the owner of the mentioned surface rights. Total payments over the term of the three agreements is $294,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and nine months ended September 30, 2025, the Company has recognized option payments of $14,020 and $60,324, respectively (three and nine months ended September 30, 2024 – $41,280 and $205,177, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $274,974.

(b)	San Antonio Project

The Company has entered into two option agreements (the “First San Antonio Option” and the “Second San Antonio Option”) with third parties to explore, develop and acquire the mining concession and properties within the San Antonio Project.

i.	First San Antonio Option

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor. The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

For the three and nine months ended September 30, 2025, the Company has recognized $2,531,242 and $4,251,157, respectively (three and nine months ended September 30, 2024 – $290,144 and $432,721, respectively), including option payments of $nil and $420,000, respectively (three and nine months ended September 30, 2024 – $nil and $250,000, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at September 30, 2025, and from inception of the agreement, the Company has made total option payments of $1,000,000.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

ii.	Second San Antonio Option

On June 13, 2024, the Company entered into an initial easement agreement with a third party for a total consideration of $0.05 million. The agreement granted the Company certain surface access rights within a defined geographic area within the San Antonio Project.

Subsequently, on October 29, 2024, the Company and the optionor amended and expanded the original agreement. Under the modified terms, the Company obtained a right of first refusal to acquire properties (land and surface rights) within the same area. This arrangement provides the Company with the opportunity, but not the obligation, to acquire such properties in the future, with terms and conditions to be determined at the time of acquisition, until December 31, 2026.

The total consideration agreed under the amended agreement amounts to $0.50 million, payable in installments as follows:

●	an initial installment of $0.10 million was paid in 2024;

●	an additional installment of $0.25 million scheduled for payment in 2025, of which $0.15 million was paid as of September 30, 2025, and the remaining $0.10 million was paid in October 2025; and

●	A final installment of $0.15 million due in January 2026.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

As at September 30, 2025, and from inception of the amended agreement, the Company has made total option payments of $0.25 million.

8.	LONG-TERM VAT RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that will be recovered when the related project commences production, subject to local regulations.

As at	September 30, 2025	December 31, 2024
	$	$
Opening balance	2,261,717	1,799,497
VAT related to local purchases and services	1,109,104	462,220
Balance, end of period	3,370,821	2,261,717
Current portion	—	—
Long-term portion	3,370,821	2,261,717

9.	PROVISION FOR ENVIRONMENTAL REMEDIATION

As at	September 30, 2025	December 31, 2024
	$	$
Opening balance	—	—
Environmental remediation – First Guayabales Option	490,434	—
Foreign exchange	21,167	—
Balance, end of period	511,601	—

As part of the acquisition of the mining concession asset (See Note 5), the Company has recognised a provision for environmental remediation. This amount specifically covers the treatment and closure of two tailings ponds and a waste dump. The obligation arises from past activities conducted in the concession area prior to the Company’s acquisition. Management has assessed the necessity to undertake the required remediation works in the coming months to comply with regulatory and operational requirements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The provision, representing the best estimate of the expenditures necessary to settle the obligation using best available information at this time, has been capitalised as part of the costs directly attributable to the acquisition of the mining concession asset (See Note 5).

Management is continuing to evaluate the regulatory, environmental and legal requirements related to the acquisition of the mining concession contract. This evaluation includes assessing the potential of additional costs for decommissioning and other reclamation work related to a small-scale mining operation currently operated by a third party within the boundaries of the property. The provision will be adjusted to reflect any changes in estimates or circumstances based on the completion of this evaluation expected to be finalized by the end of the year.

10.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Nine-month period ended September 30, 2025		Year ended December 31, 2024
	Number of warrants	$	Number of warrants	$

Opening balance	2,250,000	3,163,115	1,836,150	1,638,808
Subscription Warrants issued – March 2024 (b)	—	—	2,250,000	1,193,632
Warrants exercised	(2,250,000)	(13,727,589)	(1,836,150)	(1,784,361)
Fair value revaluation of warrants liability (a) (b)	—	10,564,474	—	2,115,036
Balance, end of period	—	—	2,250,000	3,163,115
Current portion	—	—	(2,250,000)	(3,163,115)
Long-term portion	—	—	—	—

(a)	Subscription Warrants – October 2022 Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the Offering October 2022 are allocated between Common Shares and Subscription Warrants on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the Offering October 2022 being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the nine months ended September 30, 2025, the Company recognized $nil (three and nine months ended September 30, 2024 – $nil (derivative loss) and $145,555 (derivative loss), respectively) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

As at September 30, 2025, there were no outstanding Subscription Warrants – October 2022 Offering and the balance of the warrants was $nil. As at April 25, 2024, all 2,391,700 Subscription Warrants – October 2022 were exercised with total proceeds received of $5,702,773 (C$7,773,025) representing the exercise of all Subscription Warrants.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants in the event that the Company’s closing price on the TSXV remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date, the Company may accelerate the Warrant Term to the date which is 30 trading days following the date a notice is provided to holders of Warrants and a press release is issued by the Company announcing the accelerated Warrant Term.

The Warrants were classified as derivative financial liabilities as they were denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering were allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the three and nine months ended September 30, 2025, the Company recognized a derivative loss of $nil and $10,564,474, respectively (three and nine months ended September 30, 2024 – $647,528 (derivative loss) and $35,768 (derivative loss), respectively), in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the Binomial pricing model using the following weighted average assumptions as at March 20, 2025:

Weighted average share price	C$	13.75
Weighted average risk-free interest rate		2.75%
Weighted average dividend yield		Nil
Weighted average stock price volatility		52.56%
Weighted average period to expiry (years)		—

On March 20, 2025, all 2,250,000 Warrants – March 2024 Offering were exercised with total proceeds received of $7,857,044 (C$11,272,500).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

11.	LEASE LIABILITIES

As at	September 30, 2025	December 31, 2024
	$	$
Opening balance	155,527	119,697
New leases during the period	1,671,793	124,778
Change in liability (interest rate and inflation)	(65,314)	—
Lease payments	(515,096)	(114,790)
Interest accretion expense	196,543	50,126
Foreign exchange	148,547	(24,284)
Balance, end of period	1,722,628	155,527
Current portion	(603,885)	(82,795)
Long-term portion	1,118,743	72,732

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 22.70%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the three and nine months ended September 30, 2025, the Company made lease payments of $102,934 and $384,778, respectively (three and nine months ended September 30, 2024 – $68,873 and $171,708, respectively) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

12.	OTHER LONG-TERM LIABILITIES

As at	September 30, 2025	December 31, 2024
	$	$
Opening balance	—	—
Original acquisition cost – First Guayabales Option	9,833,334	—
Original acquisition cost – Other mining concessions	750,000	—
Original acquisition cost – Lands	6,000,000	—
Other Long-Term Liabilities Payments	(7,141,448)	—
Interest accretion expense	55,469
Fair value long-term liability	(1,243,156)
Balance, end of period	8,254,199	—
Current portion	(3,666,485)	—
Long-term portion	4,587,714	12—

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Long-Term Liabilities by Project	Nominal Acquisition Cost	Payments	Interest Accretion	Fair Value Adjustment	September 30, 2025
	$	$	$	$	$
First Guayabales Option (a)	9,833,334	(6,300,000)	55,311	(504,403)	3,084,242
Other Mining Concessions (b)	750,000	(375,000)	158	(46,599)	328,559
Land acquisitions (c)	6,000,000	(466,448)	—	(692,154)	4,841,398
Balance, end of period	16,583,334	(7,141,448)	55,469	(1,243,156)	8,254,199

Fair Value - Payment Schedule by Project	Less than 1 year	Year 2	Year 3	Year 4	Total
	$	$	$	$	$
First Guayabales Option (a)	1,105,043	1,506,069	473,130	—	3,084,242
Other Mining Concessions (b)	171,542	157,017	—	—	328,559
Land acquisitions(c)	2,389,900	834,730	762,218	854,550	4,841,398
Balance, end of period	3,666,485	2,497,816	1,235,348	854,550	8,254,199

(a)	First Guayabales Option

On June 23, 2025, the Company has recognized a financial liability as a result of the exercise of its option to acquire the mining concession contract under the First Guayabales Option.

The present value of the total consideration owing to the optionor under the terms of the amended First Guayabales option agreement of $9,833,334 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession contract of $9,328,931 and a corresponding financial liability (See Note 7(a)).

The total amount of $9,833,334 will be paid as follows:

●	An initial installment of $6,888,889 is payable in 2025, of which $6,300,000 had been paid as of September 30, 2025. The remaining balance is scheduled to be paid in December 2025;

●	Two payments totaling $1,177,778 are scheduled to be made in June and December 2026;

●	One payment of $588,889 payable in June 2027; and

●	And two payments totaling $1,177,778 are scheduled to be made in June and December 2028.

As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $3,084,242.

(b)	Other Mining Concessions

On July 16, 2025, the Company has recognized a financial liability as a result of the acquisition of a mining concession under a two-year term for a total consideration of $750,000.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The present value of the total consideration owing to the seller under the terms of the agreement of $750,000 has been adjusted to reflect the time value of money using a discount rate of 9.25% over a period from 2025 to 2027 resulting in the recognition of a mining concession of $703,401 and a corresponding financial liability (See Note 6 (c)).

The total amount of $750,000 will be paid as follows:

●	An initial installment of $375,000 was paid in July 2025, and

●	Annual installments of $187,500 to be paid in 2026 and 2027.

As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $328,559.

(c)	Lands

On September 18, 2025, the Company has recognized a financial liability as a result of the acquisition of land under a four-year term agreement for a total consideration of $6,000,000.

The present value of the total consideration owing to the seller under the terms of the agreement of $6,000,000 has been adjusted to reflect the time value of money using a discount rate of 9.50% over a period from 2025 to 2029 resulting in the recognition of a property, plant and equipment of $5,307,846 and a corresponding financial liability (See Note 6 (a)).

The total amount of US$6,000,000 will be paid as follows:

●	An initial installment of $1,950,000 was paid in October 2025, and

●	Annual installments of $937,500 to be paid from 2026 to 2029.

As at September 30, 2025, the remaining fair value of the long-term liability outstanding for this agreement is $4,841,398.

The financial liability is classified and measured at amortized cost, and the amortization of the discount will be recognized as a finance cost consistent with the terms in the payment schedules.

13.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the Executive Chairman of the board of directors (the “Chairman”), the Chief Executive Officer (“CEO”), the President and the Chief Financial Officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the nine months ended September 30	2025	2024
	$	$
Management salaries and benefits	760,553	585,000
Share-based payments	1,154,063	249,146
	1,914,616	834,146

In accordance with IAS 24, key management personnel are those having authority and responsibility for planning, directing, and controlling the activities of the Company.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

14.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2024.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities, lease liabilities and other long-term liabilities approximate their fair values as at September 30, 2025.

Other financial liabilities of $9,976,827 as at September 30, 2025 (December 31, 2024 – $3,318,642) were as follows:

As at September 30, 2025	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	—	—	—	—
Lease liabilities (level 2)	—	—	1,722,628	1,722,628
Other long-term liabilities	—	—	8,254,199	8,254,199
	—	—	9,976,827	9,976,827

As at December 31, 2024	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	3,163,115	—	—	3,163,115
Lease liabilities (level 2)	—	—	155,527	155,527
	3,163,115	—	155,527	3,318,642

There were no transfers between the fair value hierarchy during the three months ended September 30, 2025.

15.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

As at September 30, 2025, the exchange rates were COP:US$@, based on Banco de la Republica – Colombia, and CAD:US$@, based on Bank of Canada, respectively (September 30, 2024, COP:US$4,164.21 and CAD:US$0.7408, respectively).

For the nine months ended September 30, 2025, the average was COP:US$@ and CAD:US$@, respectively (nine months ended September 30, 2024, COP:US$3,978,76 and CAD:US$0.7351, respectively).

The Company had the following foreign currency balances:

As at September 30, 2025	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,961,587	502,805
Cash and cash equivalents	CAD	4,885,599	3,509,517
Receivables and prepaid expenses	COP (000’s)	3,019,495	773,974
Long-Term VAT Receivable	COP (000’s)	13,150,549	3,370,821
Receivables and prepaid expenses	CAD	57,173	41,070
Accounts payable and accrued liabilities	COP (000’s)	(23,649,544)	(6,061,981)
Accounts payable and accrued liabilities	CAD	(37,768)	(27,130)
Provision for environmental remediation	COP (000’s)	(1,995,903)	(511,601)
Lease liability	COP (000’s)	(4,365,359)	(1,118,953)

As at December 31, 2024	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,194,733	270,967
Cash and cash equivalents	CAD	42,518,337	29,549,195
Receivables and prepaid expenses	COP (000’s)	1,597,666	362,352
Long-Term VAT Receivable	COP (000’s)	9,972,248	2,261,717
Receivables and prepaid expenses	CAD	114,670	79,693
Accounts payable and accrued liabilities	COP (000’s)	(6,860,475)	(1,555,963)
Accounts payable and accrued liabilities	CAD	(24,324)	(16,904)
Warrants liability	CAD	(4,551,406)	(3,163,115)
Lease liability	COP (000’s)	(685,742)	(155,527)

The Company is exposed to foreign currency risk on fluctuations on the balances that are denominated in Canadian dollars and Colombian pesos. As at September 30, 2025, had both the Canadian dollar and the Colombian peso strengthened/weakened by 10% against U.S. dollar with all other variables held constant, the Company’s would have reported an increase/reduction in the net loss for the period ended September 30, 2025, of $43,502 and $53,169, respectively.

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “BBB-” or higher, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at September 30, 2025, the cash balance was $52,932,614. However, the cash balance is not sufficient to continue to explore, build a mine, and meet all of its future obligations in respect of the option contracts in Note 21 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The initial base shelf prospectus was effective until December 2023.

In connection with the initial base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit.

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

On December 6, 2023, the Company filed a new short form base shelf prospectus (“Current Base Shelf Prospectus”) which will allow the Company to issue common shares, warrants, subscriptions receipts, units or debt securities, or a combination thereof up to an aggregate total of C$200,000,000. The new base shelf prospectus replaces the one approved on November 10, 2021 and remains effective until January 2026.

In connection with the Current Base Shelf Prospectus:

-	On October 31, 2024, the Company closed the October 2024 Offering for a total of $28,923,541 (C$40,250,000) which consisted of the sale of 8,050,000 shares at a price of C$5.00 per share.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

-	On October 8, 2025, the Company closed the October 2025 Offering for a total of $89,879,587 (C$125,400,000) which consisted of the sale of 6,600,000 shares at a price of C$19.00 per share.

As of November 12th, 2025, the remaining balance of the base shelf prospectus is C$34,350,000.

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended September 30, 2025.

16.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the nine months ended September 30, 2025 and 2024, the Company issued shares resulting from the following transactions:

2025 Transactions

i.	On March 20, 2025, the Company issued 4,741,984 common shares, at a price of C$11.00 per share, resulting from the closing of the March 2024 – Private Placement for a total of $36,357,304 (C$52,161,824). Common share issue costs of $172,887 were cash based and were recognized as a reduction in share capital.

ii.	The Company issued 263,084 common shares resulting from the exercise of stock options (See Note 18).

iii.	The Company issued 2,250,000 common shares resulting from the exercise of warrants (See Note 10(a)).

2024 Transactions

iv.	On March 4, 2024, the Company issued 4,500,000 common shares upon closing of the March 2024 Offering. Proceeds from the March 2024 Offering of C$18,900,000 ($13,925,729) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $12,732,095 was allocated to Common Shares (See Note 10(b)). Common Share issue costs of $702,386 (See Note 10(b)) were recognized as a reduction in share capital.

v.	The Company issued 744,917 common shares resulting from the exercise of stock options (See Note 18).

vi.	The Company issued 1,836,150 common shares resulting from the exercise of warrants (See Note 10(a)).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

17.	Earnings per share

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the nine months ended September 30	2025	2024
Net loss	$(36,290,694)	$(17,357,656)
Weighted average number of common shares outstanding	82,846,305	66,321,577
Basic net loss per common share	$(0.44)	$(0.26)

(b)	Diluted

The Company incurred a net loss for each of the periods of three months and nine months ended September 30, 2025 and 2024; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

18.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

The continuity of stock options during the period were as follows:

	2025		2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	4,434,800	4.07	4,177,217	3.10
Granted	900,000	13.54	—	—
Exercised	(263,084)	(3.03)	(744,917)	(1.42)
Forfeited	(50,000)	(4.12)	—	—
Outstanding, September 30	5,021,716	5.82	3,432,300	3.47

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2025:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	1,833,800	1.54	2.87	1,833,800	1.54	2.87
$3.01 – $4.00	133,250	0.80	3.99	133,250	0.80	3.99
$4.01 – $6.00	2,004,666	3.76	5.15	384,665	3.16	4.24
$6.01 – $16.00	1,050,000	4.24	12.50	150,000	2.59	6.26
	5,021,716	4.24	5.82	2,501,715	1.81	3.35

Options outstanding as at September 30, 2025 vest every six or twelve months over a two, three, or four-year period and have a term of five years. The unamortized portion of share-based expenses as of September 30, 2025, is $3,442,911. This amount remains to be recognized in future periods.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the nine months ended September 30	2025		2024

Number of options granted		900,000	Nil
Weighted average share price on grant date	C$	13.54	Nil
Weighted average risk-free interest rate		2.63%	Nil
Weighted average dividend yield		Nil	Nil
Weighted average stock price volatility, based on historical volatility for comparable companies		55.81%	Nil
Weighted average period to expiry (years)		3.50	Nil
Weighted average grant date fair value per share		$8.34	Nil

For the three and nine months ended September 30, 2025, the Company has recognized $853,489 and $1,922,963, respectively (three and nine months ended September 30, 2024 – $286,050 and $975,409, respectively), as general and administration expense in the consolidated statement of operations in respect of the amortization of the share-based compensation.

19.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Drilling services	3,040,696	1,820,870	8,282,390	4,861,340
Option payments and fees (i)	1,711,454	390,798	2,990,664	1,614,261
Salaries and benefits	875,910	608,377	2,343,059	1,713,808
Assaying	585,292	421,712	1,650,673	1,453,674
Field costs, surveys and other	872,258	431,608	1,827,271	1,296,171
Transportation and meals	493,494	290,652	1,134,932	780,689
Consulting and professional fees	225,389	153,435	714,574	948,395
Geophysics	5,730	—	190,702	—
Security	125,093	77,851	306,619	260,048
Community expenses	286,158	228,033	632,103	376,830
Depreciation and amortization	173,133	76,873	525,515	214,764
Studies and technical evaluation	399,853	—	487,840	—
	8,794,460	4,500,209	21,086,342	13,519,980

i.	For the three and nine months ended September 30, 2025, the Company recognized option payments of $734,020 and $1,480,324, respectively (three and nine months ended September 30, 2024 — $291,280 and $1,355,177, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	General and administration

General and administration expense is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Salaries and benefits	725,601	378,382	1,977,198	1,153,545
Share-based compensation	853,489	286,050	1,922,963	975,409
Consulting and professional fees	369,161	148,691	1,110,189	365,093
Office administration	188,612	153,180	425,034	327,931
Travel and entertainment	119,997	104,107	393,298	328,981
Regulatory and compliance fees	40,299	272,419	296,950	414,952
Depreciation	30,404	12,379	53,227	33,366
Investor relations	28,114	62,108	183,946	212,312
Others	40,870	—	110,167	—
Director’s fees and expenses	53,000	29,337	111,000	60,347
	2,449,547	1,446,653	6,583,972	3,871,936

(c)	Finance costs

Finance costs is made up of the following:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Finance issue expense (i)	—	—	—	65,849
Interest accretion expense (ii)	123,207	12,774	252,012	39,323
Other finance expense	58,388	16,949	99,470	53,704
	181,595	29,723	351,482	158,876

i.	Represents the portion of the March 2024 Offering financing costs allocated to the Subscription Warrants.

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability and other long-term liabilities (See Note 11 and Note 12).

20.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
	$	$	$	$
Receivables and prepaid expenses	(725,053)	(608,398)	(1,472,071)	(836,704)
Accounts payables and accrued liabilities	757,221	55,603	2,430,503	(192,420)
	32,168	(552,795)	958,432	(1,029,124)

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

21.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at September 30, 2025, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Service contracts (a)	945,023	945,023	—	—
Other lease commitments (b)	165,518	165,518	—	—
	1,110,541	1,110,541	—	—

(a)	Service contracts represent commitments in respect of drilling.

(b)	Lease commitments represent contractual lease payments payable over future periods.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at September 30, 2025, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Year 2	Year 3	Year 4	After 4 years
	$	$	$	$	$	$
Second Guayabales Option	5,300,000	250,000	250,000	250,000	250,000	4,300,000
Third Guayabales Option	9,900,000	3,240,000	1,480,000	1,480,000	1,480,000	2,220,000
Fourth Guayabales Option (a)	7,000,000	—	—	7,000,000	—	—
First San Antonio Option (b)	4,000,000	750,000	750,000	—	—	2,500,000
Second San Antonio Option	250,000	250,000	—	—	—	—
Other Option agreements (c)	2,555,760	990,380	1,565,380	—	—	—
Balance, end of period	29,005,760	5,480,380	4,045,380	8,730,000	1,730,000	9,020,000

(a)	Includes a one-time payment of $7,000,000 on October 1 2028 to exercise the option agreement (See Note 7(a)(iii)).

(b)	Includes a one-time payment of $2,500,000 in lieu of the NSR upon reaching commercial production (See Note 7(b)(i)).

(c)	Amounts disclosed related to the option agreements to purchase surface rights (See Note 7(a)(iv) and 7(a)(v)).

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

22.	SUBSEQUENT EVENTS

On October 1, 2025 the Company announced that it had entered into an agreement with BMO Capital Markets and Scotiabank as joint bookrunners on behalf of a syndicate of underwriters (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on “bought deal” basis, 5,270,000 common shares in the capital of the Company (the “Common Shares”), at a price of C$19.00 per Common Share (the “Issue Price”) for gross proceeds of approximately C$100,000,000 ($71,674,312) (the “Offering”). The Company granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 790,500 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments.

On October 2, 2025, the Company announced that due to strong demand, it has increased the size of the previously announced bought deal of common shares to 6,600,000 common shares at a price of C$19.00 per Common Share for gross proceeds of approximately C$125,400,000 ($89,879,587). The Company previously entered into an agreement with BMO Capital Markets and Scotiabank as joint bookrunners on behalf of a syndicate of underwriters (collectively, the “Underwriters”). The Company has granted the Underwriters an option (the “Over-allotment Option”), exercisable in whole or in part, to purchase up to an additional 990,000 Common Shares for a period of 30 days from and including the closing date of the Offering to cover over-allotments.

On October 6, 2025, the Company announced that, further to its news releases dated October 1 and 2, 2025 announcing a C$125,400,000 ($89,879,587) “bought deal” public offering of common shares (“Common Shares”) led by BMO Capital Markets and Scotiabank as joint bookrunners on behalf of a syndicate of underwriters (the “Public Offering”), Agnico Eagle Mines Limited (“Agnico”), who has participation rights in equity financings of the Corporation, indicated to the Company that it intends to exercise its participation right to subscribe for 789,473 Common Shares, at an issue price of C$19.00 per Common Share, that would result in Agnico holding 14.64% of the issued and outstanding Common Shares after giving effect to the Public Offering (and assuming no exercise of the underwriters’ over-allotment  option). The Common Shares to be issued to Agnico will be completed on a non-brokered private placement basis expected to close concurrently with the Public Offering.

On October 8, 2025, the Company announced the closing of its upsized “bought deal” public offering of 6,600,000 common shares of the Company (the “Shares”) at a price of C$19.00 per Share (the “Issue Price”) for aggregate gross proceeds of C$125,400,000 ($89,879,587) (the “Public Offering”).

Concurrently with the closing of the Public Offering, the Company completed a non-brokered private placement with Agnico Eagle Mines Limited (“Agnico”), whereby Agnico purchased 789,473 Shares at the Issue Price for gross proceeds of approximately C$15,000,000 ($10,751,147), pursuant to the exercise of its participation rights in equity financings of the Company (the “Concurrent Private Placement”). No commission or other fee was paid to the Underwriters in connection with the sale of Shares pursuant to the Concurrent Private Placement.